SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Form 12b-25
Commission File Number 1-16191
NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K and Form 10-KSB ☒ Form 11-K
☐ Form 20F ☐ Form 10-Q and Form 10-QSB ☐ Form N- SAR

For Period Ended:	December 31, 2002
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information
Tennant Company Full name of registrant
Tennant Company Profit Sharing and Employee Stock Ownership Plan and Tennant Commercial Retirement Savings Plan (the "Plans") Full name of plans
Former name if applicable
701 North Lilac Drive, P.O. Box 1452 Address of principal executive office (Street and number)
Minneapolis, Minnesota 55440 City, State and Zip Code

Part II. Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As a result of the merger of the Tennant Commercial Retirement Savings Plan into the Tennant Company Profit Sharing and Employee Stock Ownership Plan, which was effective on December 31, 2002, additional work was required to prepare the financial statements for the Plans. Accordingly, the Plans cannot timely file the Annual Report on Form 11-K for the annual period ended December 31, 2002 without unreasonable effort or expense. The registrant has been working diligently to complete all required financial information. The registrant believes that it will be able to obtain and file such information by the 15th calendar day following the prescribed due date of the Form 11-K.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Anthony T. Brausen (Name)	(763) (Area Code)	540-1200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tennant Company (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2003	By	/s/ Anthony T. Brausen

Vice President, Chief Financial Officer and Treasurer

        Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).